Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS FIRST QUARTER 2013 RESULTS

MONTREAL, Quebec, Canada, May 9, 2013 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces its first quarter results for the period ended March 31, 2013. Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Q1 2013 net loss of ($2.2) million or ($0.06) per share, compared to Q1 2012 net earnings of $2.0 million, or $0.06 per share;

  Gold sales of 14,261 ounces in Q1 2013, compared to 16,430 ounces of gold sold in the comparable period of 2012;

  Lower Q1 2013 Island Gold head grade of 4.90 g/t Au was in line with budget; grades expected to return to reserve levels in second half of 2013;

  $41.7 million in working capital and $43.8 million of cash and cash equivalents at March 31, 2013;

  Development work at Island Gold Deep project progressing; investment of $1.5 million in Q1 2013; exploration at depth continues with 3 drills with the objective of expanding the Island Gold Deep deposit;

  Island Gold Deep capital investment reduced to $17 million for 2013, from $35 million announced previously due to cash conservation measures in response to the decline in the gold price; project development and access to deposit to continue as planned via ramp extension at depth; first 450 metre section of shaft has been delayed, however scheduled access to the deposit will not be affected;

  Bulk sampling programs on Monique and W Zone projects to be completed in Q2 2013, followed by commercial production decisions for both projects;

  Francoeur Mine de-commissioning complete; property on care and maintenance.

Mr. Paul Carmel, President and CEO of Richmont Mines commented: “Our 2013 budget was calling for a modest first half and stronger second half with increased forecast grades at our mines. As such, our first quarter results are essentially in line with our expectations, with the exception of higher costs at our Beaufor Mine that were due to lower than expected grades. To rectify this, we will be looking at adding a second shift in several higher grade room and pillar stopes to increase production from those areas. Our W Zone and Monique Gold projects are both on time and on budget, and we expect to be milling bulk samples from both these projects at our Camflo Mill during the second quarter. Our Island Gold operation was similarly on budget in the first quarter, and we are pleased to announce that we have begun the Island Gold Deep ramp with a view to accessing the C Zone in the fourth quarter of 2014.”

RICHMONT MINES REPORTS FIRST QUARTER 2013 RESULTS
May 9, 2013

He continued: “In light of the current gold price environment, a review of our capital allocation programs is being carried out with a focus on prudent cash management and maintaining our sound financial position. To this end, we are in the fortunate position of having flexibility when it comes to the ongoing development of our Island Gold Deep project. Specifically, we are able to significantly lower our capital budget for this project from $35 million to $17 million in 2013, without postponing the access to the deposit. As such, we will be continuing our efforts to extend the ramp at depth, but will temporarily delay the planned work and related investments on the first 450 metre section of a 1,000 metre shaft until a later date. Preliminary engineering and equipment procurement will continue, however shaft development has been delayed pending improved market conditions.”

Q1 2013 Results

Revenue for the first quarter of 2013 was $23.4 million, compared to $28.1 million in the comparable period of last year, reflecting lower gold ounce sales from the Island Gold and Beaufor mines in the current period as a result of lower recovered grades at both operating mines, and a lower realized gold sales price. In the first quarter of 2013, 14,261 ounces of gold were sold at an average price of $1,636 (US$1,623), versus gold sales of 16,430 ounces at an average price of $1,686 (US$1,687) in the first quarter of 2012.

Richmont generated a net loss of ($2.2) million, or ($0.06) per share, in the quarter, compared with net earnings of $2.0 million, or $0.06 per share, in the comparable period of 2012. This decrease was driven primarily by lower recovered grades at both operating mines and a lower average gold sales price.

Cost of sales totalled $21.0 million in the first quarter of 2013 compared to $18.5 million in the year-ago period, reflecting increased costs as a result of higher tonnage levels at the Beaufor Mine and, to a lesser extent, at the Island Gold Mine. The average cash cost per ounce of gold sold increased to $1,305 (US$1,294) in the first quarter of 2013 from $964 (US$964) in the year-ago period, primarily as a result of lower head grades at both mines and a higher cost per tonne at the Island Gold Mine.

The Corporation spent $2.9 million on exploration and project evaluation efforts before depreciation and exploration tax credits in the first quarter of 2013, versus $5.2 million in the year-ago period. The year-over-year decrease stems from the Corporation’s decision to discontinue exploration drilling at the Wasamac Gold Property, and lower exploration costs at the Monique Gold Property following the asset’s evolution into the advanced exploration and bulk sampling stage. Exploration costs were similarly lower at the Island Gold Mine year-over-year, as the Corporation now capitalizes those costs associated with exploration drilling at Island Gold Deep. The Corporation applied $0.3 million on exploration tax credits in the current quarter, versus $1.1 million in the comparable period of last year.

Strong Cash Position

At March 31, 2013, cash and cash equivalents were $43.8 million, compared with $59.8 million at December 31, 2012. At March 31, 2013, Richmont Mines had working capital of $41.7 million and 39.6 million shares outstanding.

RICHMONT MINES REPORTS FIRST QUARTER 2013 RESULTS
May 9, 2013

Operational Highlights

Island Gold Mine

	Three months ended
	March 31,	March 31,
	2013	2012

Tonnes	60,194	57,923
Head grade (g/t)	4.90	5.57
Gold recovery (%)	95.52	96.19
Recovered grade (g/t)	4.68	5.36
Ounces sold	9,060	9,978
Cash cost per ounce (US$)	1,154	904

The Island Gold Mine processed 60,194 tonnes of ore in the first quarter of 2013 at an average grade of 4.90 g/t, versus comparable first quarter 2012 results of 57,923 tonnes of ore at an average grade of 5.57 g/t. While tonnage increased year-over-year, the lower head grade resulted in a 9% decrease in gold sales to 9,060 ounces at an average price of $1,639 (US$1,626) per ounce in the current quarter, compared to gold sales of 9,978 ounces at an average price of $1,685 (US$1,686) per ounce in the comparable period of last year. This decline was the result of lower grade sectors being mined in the current period, a trend that is expected to continue throughout the second quarter, with head grades at this mine expected to return to reserve grade levels in the second half of 2013. Cash costs at Island Gold increased to $1,163 (US$1,154) from $904 (US$904) in the first quarter of 2012, primarily a reflection of the lower head grades.

While gold sales and head grade were below last year’s levels, they were in line with the Corporation’s expectations and budget for the quarter. The Island Gold Mine production forecast for 2013 is 45,000 ounces of gold, with production weighted to the second half of the year.

Beaufor Mine

	Three months ended
	March 31,	March 31,
	2013	2012

Tonnes	37,069	29,987
Head grade (g/t)	4.48	6.80
Gold recovery (%)	97.33	98.42
Recovered grade (g/t)	4.36	6.69
Ounces sold	5,201	6,452
Cash cost of production per ounce (US$)	1,539	1,058

RICHMONT MINES REPORTS FIRST QUARTER 2013 RESULTS
May 9, 2013

A total of 37,069 tonnes of ore were processed from the Beaufor Mine at an average grade of 4.48 g/t in the first quarter of 2013. This compared to 29,987 tonnes of ore processed from the Beaufor Mine at an average grade of 6.80 g/t in the first quarter of 2012. Gold sales from this mine were 5,201 ounces in the first three months of 2013 at an average realized price of $1,631 (US$1,618) per ounce, below gold sales of 6,452 ounces at an average realized price of $1,688 (US$1,689) per ounce in the year-ago period. Cash costs at this mine increased to $1,552 (US$1,539) in the first quarter of 2013, versus $1,058 (US$1,058) in the comparable period last year, with the increase driven by the lower mined grades, particularly in long-hole stopes, and that approximately 40% of the processed tonnage was lower grade development ore.

The Corporation plans to emphasize higher grade room and pillar output, to increase tonnage from these areas and to reduce levels of processed development ore throughout the remainder of 2013 in an effort to reduce cash costs. Annual gold production from this mine is forecasted to be 20,000 ounces for 2013.

Camflo Mill

The Camflo Mill processed a total of 37,335 tonnes during the first quarter of 2013, all of which originated from the Corporation’s Beaufor Mine. In the comparable period of 2012, the Camflo Mill processed a total of 36,463 tonnes, which included 7,314 tonnes from custom milling. As the Corporation has previously noted, the Camflo Mill would operate at near capacity, translating into improved efficiency and lower unit costs, in the event the Monique and W Zone projects proceed beyond the bulk sampling phase to commercial production.

Project News and Updates

Island Gold Deep Project

A total of $1.5 million was spent on the Island Gold Deep project in the first quarter of 2013. Work completed during the three month period includes approximately 86 metres of ramp development and 11,600 metres of exploration drilling. In mid-April, the Corporation filed the 43-101 technical report for the Island Gold Deep Mineral Resource estimate, published February 25, 2013, on SEDAR (www.sedar.com), and also announced additional Island Gold Deep drill results.

The Corporation has adjusted the development plans of the Island Gold Deep project in 2013 in light of the current gold market. Specifically, the capital budget for the project has been reduced to $17 million from the previously announced $35 million for the current year. Work will progress as anticipated on extending the ramp from its current depth of 450 metres to establish a deeper drill horizon and to access the deposit, but investments related to the development of the first 450 metre section of a 1,000 metre vertical shaft have been delayed at this time.

Monique Gold Project

The advancement of the Monique Gold Project continues to progress well. The Corporation spent $2.2 million in the first three months of 2013 on overburden removal efforts and the installation of exploration surface infrastructure. Approximately 50%, or 560,000 tonnes, of the anticipated total overburden tonnage has been removed, and the first blasting of waste was carried out in mid-April. As previously announced, Richmont plans to process a 5,000 tonne bulk sample from this property at the Corporation’s Camflo Mill during the second quarter. Providing positive results are obtained from this phase, Richmont will complete a reserve calculation and subsequently make a commercial production decision for this asset. For additional details, please refer to the January 9, 2013 press release entitled “Richmont Mines Inc. receives mining permit for Monique Gold Project”, and the Regulation 43-101 technical report on the Monique resource estimate that was filed on SEDAR (www.sedar.com) on February 3, 2012.

RICHMONT MINES REPORTS FIRST QUARTER 2013 RESULTS
May 9, 2013

W Zone Gold Project

The Corporation invested $1.9 million on the W Zone, a near-surface satellite deposit on the Beaufor Mine property, during the first quarter of 2013. Specifically, 670 metres of ramp and horizontal drift development were completed during the three month period, and the ramp now extends to the third sub-level, out of a total planned six sub-levels. In addition, 9,019 tonnes of mineralized development ore extracted from the W Zone has been stockpiled on surface. This ore will be used to process an 8,000 tonne bulk sample from this zone during Q2 2013 at the Camflo Mill. Providing positive results are obtained from this phase, a commercial production decision would be made on this project.

Closure of Francoeur Mine Completed

The scheduled four month de-commissioning process of the Francoeur Mine has been completed following the November 29, 2012 mine closure, and approximately $0.9 million of equipment from the operations was redeployed to the Island Gold and Beaufor mines during the first quarter of 2013. Some of the surface buildings on the property will continue to be used for part of the Corporation’s exploration department, as well as for maintaining and refurbishing heavy equipment used at the Island Gold and Beaufor mine operations.

Outlook

Mr. Carmel concluded: “The majority of the objectives that we had established for the first quarter of 2013 were achieved, with the exception of the lower than expected realized grade at Beaufor, which we are addressing through the implementation of several measures. Achieving our budgeted costs will continue to be an important area of focus for Richmont throughout the remainder of 2013.”

Paul Carmel
President and Chief Executive Officer

About Richmont Mines Inc.
Richmont Mines has produced over 1,300,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec and is advancing two gold projects, the W Zone project and the Monique Gold project. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES REPORTS FIRST QUARTER 2013 RESULTS
May 9, 2013

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101 (“R 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Investor Relations:	Media:
Jennifer Aitken	Francis Beauvais
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101	Phone: 819 797-2465
E-mail: jaitken@richmont-mines.com	E-mail: fbeauvais@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
Visit our Facebook page

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS FIRST QUARTER 2013 RESULTS
May 9, 2013

EXPLORATION COSTS
	(in thousands of Canadian dollars)
	Three months ended
	March 31,	March 31,
	2013	2012
	$	$
	(Unaudited)	(Unaudited)
Exploration costs – Mines
Island Gold	1,463	2,015
Beaufor	597	340

	2,060	2,355

Exploration costs – Other properties
Wasamac	474	2,104
Monique	161	490
Other	78	148
Project evaluation	148	123

Exploration and project evaluation before depreciation and exploration tax credits	2,921	5,220

Depreciation	76	33
Exploration tax credits	(311)	(1,089)

	2,686	4,164

RICHMONT MINES REPORTS FIRST QUARTER 2013 RESULTS
May 9, 2013

FINANCIAL DATA
		Three-month period ended
		March 31,	March 31,
	CAN$	2013	2012
		(Unaudited)	(Unaudited)
Results (in thousands of $)
Revenues		23,398	28,104
Net earnings (loss) from continuing operations		(2,240)	2,089
Net earnings (loss) from discontinued operation		-	(59)
Net earnings (loss)		(2,240)	2,030
Adjusted net earnings (loss)[1]		(2,240)	2,750
Cash flows from (used in) operating activities		(6,775)	6,829

Results per share ($)
Basic net earnings (loss)		(0.06)	0.06
Basic adjusted net earnings (loss)[1]		(0.06)	0.08
Diluted net earnings (loss)		(0.06)	0.06
Cash flows from (used in) operating activities		(0.17)	0.21

Basic weighted average number of common shares outstanding (thousands)		39,586	33,175

Diluted weighted average number of common shares outstanding (thousands)		39,607	33,666

Average selling price of gold per ounce		1,636	1,686
Average selling price of gold per ounce (US$)		1,623	1,687
[1]

The adjusted net earnings (loss) is a financial performance measure with no standard definition under IFRS. In 2012, adjusted net earnings exclude the payment of $903 ($661 after-tax) of the $1,986 ($1,456 after-tax) total severance compensation to the Corporation’s ex-President and CEO and the net loss of $59 from discontinued operation.

	March 31,	December 31,
	2013	2012
	(Unaudited)	(Audited)
Financial position (in thousands of $)
Total assets	144,557	148,244
Working capital	41,745	54,296
Long-term debt	870	702

SALES AND PRODUCTION DATA
Three-month period ended March 31,
	Year	Ounces of gold		Cash cost
		Sales	Production	(per ounce sold)
				US$	CAN$
Island Gold Mine	2013 2012	9,060 9,978	8,604 9,964	1,154 904	1,163 904
Beaufor Mine	2013 2012	5,201 6,452	5,212 6,271	1,539 1,058	1,552 1,058
Total	2013 2012	14,261 16,430	13,816 16,235	1,294 964	1,305 964

Note:	2013 estimated exchange rate: US$1 = CAN$1.0083
Average exchange rate used for 2012: US$1 = CAN$0.9996

RICHMONT MINES REPORTS FIRST QUARTER 2013 RESULTS
May 9, 2013

CONSOLIDATED INCOME STATEMENT
	(in thousands of Canadian dollars)
	Three months ended
	March 31,	March 31,
	2013	2012
	$	$
	(Unaudited)	(Unaudited)
CONTINUING OPERATIONS
Revenues	23,398	28,104
Cost of sales	20,950	18,475

GROSS PROFIT	2,448	9,629

OTHER EXPENSES (REVENUES)
Exploration and project evaluation	2,686	4,164
Administration	2,122	2,729
Loss on disposal of long-term assets	34	-
Other revenues	(4)	(1)

	4,838	6,892

OPERATING EARNINGS (LOSS)	(2,390)	2,737

Financial expenses	26	187
Financial revenues	(218)	(280)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	(2,198)	2,830

MINING AND INCOME TAXES	42	741

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(2,240)	2,089

NET EARNINGS (LOSS) FROM DISCONTINUED OPERATION	-	(59)

NET EARNINGS (LOSS) FOR THE PERIOD	(2,240)	2,030

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share
Earnings (loss) from continuing operations	(0.06)	0.06
Loss from discontinued operation	-	-

Basic net earnings (loss)	(0.06)	0.06

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	(0.06)	0.06
Loss from discontinued operation	-	-

Diluted net earnings (loss)	(0.06)	0.06

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,586	33,175

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,607	33,666

RICHMONT MINES REPORTS FIRST QUARTER 2013 RESULTS
May 9, 2013

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	(in thousands of Canadian dollars)
	March 31,	December 31,
	2013	2012
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	43,767	59,810
Shares of publicly-traded companies	18	30
Receivables	3,005	2,921
Income and mining tax assets	916	916
Exploration tax credits receivable	4,339	3,485
Inventories	8,157	7,764

	60,202	74,926

RESTRICTED DEPOSITS	684	684

PROPERTY, PLANT AND EQUIPMENT	75,956	65,150

DEFERRED INCOME AND MINING TAX ASSETS	7,715	7,484

TOTAL ASSETS	144,557	148,244

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	16,673	17,356
Income and mining taxes payable	647	1,972
Current portion of long-term debt	767	932
Current portion of asset retirement obligations	370	370

	18,457	20,630

LONG-TERM DEBT	870	702

ASSET RETIREMENT OBLIGATIONS	6,394	6,375

DEFERRED INCOME AND MINING TAX LIABILITIES	2,272	2,174

TOTAL LIABILITIES	27,993	29,881

EQUITY
Share capital	132,202	132,113
Contributed surplus	9,426	9,062
Retained deficit	(25,082)	(22,842)
Accumulated other comprehensive income	18	30

TOTAL EQUITY	116,564	118,363

TOTAL LIABILITIES AND EQUITY	144,557	148,244

RICHMONT MINES REPORTS FIRST QUARTER 2013 RESULTS
May 9, 2013

CONSOLIDATED STATEMENT OF CASH FLOWS
	(in thousands of Canadian dollars)
	Three months ended
	March 31,	March 31,
	2013	2012
	$	$
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net earnings (loss) for the period	(2,240)	2,030
Adjustments for:
Depreciation and depletion	2,468	2,422
Taxes paid	(1,500)	(1,028)
Interest revenues	(153)	(191)
Interest and accretion expenses on long-term debt	7	146
Share-based compensation	622	486
Accretion expense – asset retirement obligations	19	16
Loss on disposal of long-term assets	32	-
Gain on disposal of shares of publicly-traded companies	-	(89)
Mining and income taxes	42	741

	(703)	4,533

Net change in non-cash working capital items	(6,072)	2,296

Cash flows from (used in) operating activities	(6,775)	6,829

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	-	191
Restricted deposits	-	(394)
Interest received	161	210
Property, plant and equipment – Island Gold Mine	(3,112)	(2,315)
Property, plant and equipment – Island Gold Deep Project	(1,523)	-
Property, plant and equipment – Beaufor Mine	(208)	(469)
Property, plant and equipment – W Zone Project	(1,881)	(2,685)
Property, plant and equipment – Monique Project	(2,222)	-
Property, plant and equipment – Francoeur Mine	-	(6,366)
Property, plant and equipment – Other	(398)	(90)
Disposition of property, plant and equipment	88	-

Cash flows used in investing activities	(9,095)	(11,918)

FINANCING ACTIVITIES
Issue of convertible debentures	-	10,000
Issue of common shares	62	1,093
Interest paid	(7)	(127)
Payment of finance leases obligations	(228)	(95)

Cash flows from (used in) financing activities	(173)	10,871

Net change in cash and cash equivalents	(16,043)	5,782

Cash and cash equivalents, beginning of period	59,810	63,532

Cash and cash equivalents, end of period	43,767	69,314